1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 29, 2010

VIA EDGAR

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hercules Technology Growth Capital, Inc.

    Preliminary Proxy Statement for 2010 Annual Meeting of Stockholders

Dear Mr. O’Connor:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), we are submitting this letter at the request of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in order to document that, during a telephone call on April 28, 2010 regarding the Company’s Preliminary Proxy Statement for the Company’s 2010 Annual Meeting of Stockholders, as filed on April 19, 2010 (the “Proxy Statement”), the Staff indicated that it would not be issuing any comments to the Company regarding the content of the Proxy Statement.

*                    *                     *

In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

SUTHERLAND ASBILL AND BRENNAN LLP

U.S. Securities and Exchange Commission

April 29, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Cynthia Krus at (202) 383-0218 or Lisa Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:	Scott Harvey

Chief Legal Officer

Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301